UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: 2003 Annual General Meeting Materials

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRIANT TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 19, 2003

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Triant Technologies Inc. (the "Company") will be held in the TSX Conference Centre, Main Floor, The Exchange Tower, 130 King Street West, Toronto, Ontario at 11:00 a.m. on Thursday, June 19, 2003 for the following purposes:

1.

to receive the annual report of the directors to the shareholders;

2.

to receive the audited consolidated financial statements of the Company for the year ended December 31, 2002 with auditor’s report thereon;

3.

to fix the number of directors at seven;

4.

to elect seven directors for the ensuing year;

5.

to appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration;

6.

to approve the Shareholder Rights Plan described in the Information Circular dated May 7, 2003; and

7.

to transact such other business as may properly come before the meeting or any adjournment thereof.

An information circular, proxy form, return cards and the Company’s annual report containing the audited financial statements for the year ended December 31, 2002 and management’s discussion and analysis thereon also accompany this Notice of Meeting.

Only shareholders of record at the close of business on May 7, 2003 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by facsimile. To be used at the Meeting, proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated the 7th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark A. Stephens”

MARK A. STEPHENS

Chief Financial Officer

and Corporate Secretary

TRIANT TECHNOLOGIES INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the common shareholders (the "shareholders") by management of Triant Technologies Inc. (the "Company") in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at the TSX Conference Centre, Main Floor, The Exchange Tower, 130 King Street West, Toronto, Ontario at 11:00 a.m. on Thursday, June 19, 2003 and at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Advance notice of the Meeting was published in The Vancouver Sun newspaper in Vancouver, British Columbia on April 23, 2003.

PROXIES

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the management of the Company. The persons named in the enclosed proxy form are directors and senior officers of the Company. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another form of proxy. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America) by mail or fax no later than 48 hours (excluding Saturdays Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies (such as ADP Independent Investor Communications Corporation (IICC)) to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America) by mail or fax no later than 48 hours (excluding Saturdays Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof at which the proxy is to be used, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

Voting of Proxies

A registered shareholder's instructions on such shareholder’s Proxy form as to the exercise of voting rights will be followed in casting such shareholder's votes. In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only common shares without par value (the "Common Shares") are entitled to be voted at the Meeting with each Common Share carrying the right to one vote. The Board of Directors (the "Board") has fixed May 7, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. As at May 7, 2003, 41,402,675 Common Shares were issued and outstanding as fully paid and non-assessable. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the Meeting. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or senior officers of the Company, as at May 7, 2003, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Company’s issued and outstanding Common Shares, except as follows:

Name	Number of Shares	Percentage of Outstanding Shares

APPLIED MATERIALS, INC.(1)	5,476,500	13.2%
Santa Clara, California

TERA CAPITAL CORPORATION(2)	7,493,900	18.1%
Toronto, Ontario

___________________________

(1)

Applied Materials is listed on the NASDAQ National Market System. To the best of the Company’s knowledge, no person beneficially owns 10% or more of Applied Materials’ common stock.

(2)

Tera Capital Corporation exercises control or direction over these Common Shares as portfolio manager, on behalf of two funds.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two persons present in person or by proxy holding not less than one-twentieth of the Company's issued Common Shares. Under the Company's Articles and the Company Act (British Columbia) a majority of the votes cast at the Meeting (in person or by proxy) is required to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy form intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Company to hold office until the next Annual General Meeting of shareholders. Deloitte & Touche have been the Company's auditors since February 21, 1995.

ELECTION OF DIRECTORS

The seven persons named below are the nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Company Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of those persons hereinafter designated as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s Proxy that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the following information with respect to each of management's nominees for election as directors: the person's name and country of residence; all positions and offices in the Company presently held by him; his present principal occupation or employment and, in the case of C. Richard Deininger, who has not been previously elected by the shareholders, his principal occupation or employment during the last five years; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as at May 7, 2003.

Name, Country of Residence and Position with Company	Present and Principal Occupation	Date of Appointment as Director	Common Shares Owned or Controlled

ROBERT HEATH	Chairman and Chief Executive Officer of the Company	Feb 29/00	10,000
Canada
Chairman, Chief Executive Officer and a Director

PAUL J. O’SULLIVAN	President and Chief Operating Officer of the Company	Aug 9/91	403,900
Canada
President, Chief Operating Officer and a Director

DAVID L. BAIRD(1)(2)	Chief Financial Officer of Dixon Networks Corporation	May 9/89	54,000
Canada
Director

FRANK W. JUDGE(2)(3)	Management Consultant	Dec 12/94	101,700
Canada
Director

BRIAN J. PICCIONI(1)(2) Canada	Managing Director, High Technology, Equity Research of BMO Nesbitt Burns	Feb 23/01	10,000
Director

D. BRIAN HARRISON(1)(2) Canada Director	Retired since 2001; prior thereto since 1988, held various senior executive positions for A.T. Kearney Inc., a wholly owned subsidiary of Electronic Data Systems Corporation.	Feb 15/02	28,500

C. RICHARD DEININGER United States Director	Retired since March 31, 2003; prior thereto since 1987, held various executive management positions for Advanced Micro Devices, Inc.	May 7/03	Nil

__________________________

(1)

Member of Audit Committee.

(2)

Member of Corporate Governance Committee.

(3)

Lead Director.

The information as to Common Shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Compensation Summary

The following Summary Compensation Table provides a summary of compensation for each year of the three year period ended December 31, 2002 paid by the Company to the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer and Corporate Secretary and the Vice President, Worldwide Sales & Marketing of the Company (the "Named Executive Officers"). No other persons serving as executive officers of the Company in 2002 received a total annual salary and bonus exceeding $100,000 in 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long-term Incentive Plan Payouts ($)	All Other Compen-sation ($)
ROBERT HEATH(2) Chairman and Chief Executive Officer	2002 2001	175,000 72,917	78,205 30,000	(1) (1)	Nil 650,000	N/A N/A	N/A N/A	N/A N/A

PAUL J. O’SULLIVAN(2) President and Chief Operating Officer	2002 2001 2000	150,000 150,000 125,000	58,654 40,000 40,000	(1) (1) (1)	150,000 300,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

MARK A. STEPHENS Chief Financial Officer and Corporate Secretary	2002 2001 2000	140,000 140,000 110,000	37,333 36,667 30,000	(1) (1) (1)	90,000 180,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

FRANCIS ST-PIERRE Vice President, Worldwide Sales and Marketing	2002 2001 2000	130,000 130,000 108,333	46,667 33,400 20,000	(1) (1) (1)	60,000 90,000 150,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

________________________

(1)

The aggregate amount of all perquisites or other personal benefits paid or given to the Named Executive Officers during the year did not exceed 10 percent of the total salary and bonus for the year.

(2)

Mr. Heath was appointed Chief Executive Officer effective August 1, 2001.  Prior thereto, Mr. O’Sullivan had been Chief Executive Officer since June 19, 1998

Stock Incentives

The Company has a 1997 Share Incentive Plan, as last amended on December 21, 2001, (the "Plan") for its directors, officers, employees and consultants. The Plan provides for equity participation in the Company by such persons through the acquisition of Common Shares pursuant to the grant of options to purchase such Common Shares ("Option Shares") and through the award of bonuses in the form of Common Shares ("Bonus Shares"). The Board may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plan and subject to the rules of applicable regulatory authorities. The Plan authorizes the issuance of an aggregate of 8,310,000 Common Shares, 7,807,500 of which may be issued upon exercise of stock options and 502,500 of which may be issued as Bonus Shares.

The Plan provides for automatic option grants of 50,000 Option Shares to each non-management director as of the initial election or appointment as a director of the Company, and 15,000 Option Shares to non-management directors on each subsequent election or re-election at successive annual general meetings. Under the Plan, non-management directors are also automatically granted options to purchase Common Shares, for the number indicated as follows, upon any initial appointment to serve in the following capacities and upon any subsequent appointment after successive annual general meetings to so serve: Chairman of the Board - 10,000 Shares; Chairman of a Committee of the Board - 5,000 Shares; Member of a Committee of the Board - 2,500 Shares.

The exercise price for an option granted under the Plan is determined by the Board but may not be less than the closing trading price of the Common Shares on the Toronto Stock Exchange on the day immediately preceding the date of the option grant since December 21, 2001, the date the Company was listed on the Toronto Stock Exchange, and prior thereto, may not have been less than the average closing price of the Common Shares traded through the facilities of the Canadian Venture Exchange within the 10 days immediately preceding the date of the option grant. Options are exercisable for such term, determined by the Board, of up to ten years (up to five years for consultants' options), subject to earlier termination in the event of death or cessation of service to the Company. Options are also subject to such vesting conditions as may be determined by the Board of Directors.

The following table sets out information with respect to options to purchase Common Shares granted to the Named Executive Officers under the Plan for the year ended December 31, 2002.

OPTION GRANTS

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant(1) ($/Security)	Expiration Date

ROBERT HEATH	Nil	Nil	N/A	N/A	N/A

PAUL J. O’SULLIVAN	150,000	11.7%	$1.00	$0.96	June 30, 2006

MARK A. STEPHENS	90,000	7.0%	$1.00	$0.96	June 30, 2006

FRANCIS ST-PIERRE	60,000	4.7%	$1.00	$0.96	June 30, 2006

The following table sets out information for the year ended December 31, 2002 with respect to options to purchase Common Shares held by the Named Executive Officers.

AGGREGATED OPTION EXERCISES AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End ($) Exercisable/ Unexercisable

ROBERT HEATH	Nil	N/A	497,500 Exercisable 225,000 Unexercisable	Nil Exercisable Nil Unexercisable

PAUL J. O’SULLIVAN	Nil	N/A	525,000 Exercisable 300,000 Unexercisable	Nil Exercisable Nil Unexercisable

MARK A. STEPHENS	Nil	N/A	340,000 Exercisable 180,000 Unexercisable	Nil Exercisable Nil Unexercisable

FRANCIS ST-PIERRE	Nil	N/A	210,000 Exercisable 90,000 Unexercisable	Nil Exercisable Nil Unexercisable

Employment Contracts and Termination Arrangements

The Company has an employment contract with Robert Heath, its Chairman and Chief Executive Officer, effective until December 31, 2004. Pursuant to the employment contract, Mr. Heath is paid a base salary of $175,000 per annum. Mr. Heath is also eligible to receive a bonus, based on personal and Company performance, as determined by the corporate governance committee of the Board. Mr. Heath is also entitled to participate in the Plan on such terms and conditions as would be commensurate with his position with the Company. See "Stock Incentives". The terms of all such options or bonuses are subject to any necessary shareholder and regulatory approvals. Pursuant to the employment agreement, if the Company should terminate the employment of Mr. Heath, without cause, the Company is to pay him, in lieu of notice, an amount equal to fifteen months’ salary, less all deductions required by law, and continuation of all benefits for the fifteen month period.

The Company has an employment contract with Paul O’Sullivan, President and Chief Operating Officer of the Company, effective until December 31, 2005.  Pursuant to the employment contract, Mr. O’Sullivan is paid a base salary of $150,000 per annum. Mr. O’Sullivan is also eligible to receive a bonus of up to $75,000 annually, to be granted at the Board’s discretion, subject to performance criteria set by the Board through its corporate governance committee. Mr. O’Sullivan is also entitled to participate in the Plan on such terms and conditions as would be commensurate with his position with the Company. See "Stock Incentives". The terms of all such options or bonuses are subject to any necessary shareholder and regulatory approvals. Pursuant to the employment agreement, if the Company should terminate the employment of Mr. O’Sullivan, without cause, the Company is to pay him, in lieu of notice, an amount equal to eighteen months’ salary, less all deductions required by law, and continuation of all benefits for the eighteen month period.

Compensation of Directors

Directors' Fees

During the year ended December 31, 2002, directors of the Company, including those who were not executive officers or employees of the Company ("non-management directors"), did not receive fees or other cash compensation in their capacity as directors. Directors were reimbursed for transportation and other out-of-pocket expenses incurred for attendance at directors' meetings.

Stock Options

Non-management directors are eligible to receive under the Plan stock options to purchase Common Shares. See "Executive Compensation—Stock Incentives" for particulars of the Plan.

The following table sets out information with respect to options to purchase Common Shares granted under the Plan to persons who served as non-management directors during the year ended December 31, 2002.

OPTION GRANTS

Group	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Non-management directors of the Company as a group	50,000 165,000	$1.00 $0.56	$0.74 $0.56	June 30, 2006 June 30, 2007

The following table sets out information for the year ended December 31, 2002 with respect to options to purchase Common Shares held by persons who served as non-management directors.

AGGREGATED OPTION EXERCISES AND FINANCIAL YEAR-END OPTION VALUES

Group	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable

Non-management directors of the Company as a group(1)	25,000	$500	540,000 Exercisable Nil Unexercisable	Nil Exercisable Nil Unexercisable

_____________________________

(1)

This group includes persons who ceased serving as non-management directors during the year ended December 31, 2002.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Company or their associates has been indebted to the Company since January 1, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the year ended December 31, 2002, no insider of the Company, nor any associate or affiliate of an insider, has had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries that has not been previously disclosed in an information circular of the Company.

On September 4, 2001, the Company announced a normal course issuer bid for the period beginning September 6, 2001 and ending August 31, 2002 to purchase up to a maximum 2,000,000 Common Shares in total, being 4.8% of the Company’s 41,567,175 Common Shares issued and outstanding as at September 4, 2001. The Company renewed its normal course issuer bid for the period beginning September 3, 2002 and ended August 31, 2003, on the same terms and conditions. The Company intends to cancel any Common Shares acquired under the normal course issuer bid.

As at December 31, 2002, the Company had purchased and cancelled a total of 189,500 Common Shares at prices ranging from $0.62 per Common Share to $0.90 per Common Share, for a total cost of $146,509.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board believes that sound corporate governance practices are an essential element to the well-being of the Company and its shareholders. Through its own activities and its committees, the Board administers a program to develop and sustain suitable processes and structures to guide the direction and management of the business and affairs of the Company in the pursuit of enhanced corporate performance and shareholder value.

The bylaws of the Toronto Stock Exchange (“TSX”) require that the Company disclose its approach to corporate governance. The following is intended to address the principal matters contained in the guidelines for corporate governance established by the TSX.

Board of Directors

Within its terms of reference, the Board is charged with the responsibility for overseeing the conduct of the business of the Company and the activities of management which is responsible for the day-to-day operations of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value and to ensure the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner.

There are seven nominees proposed as directors of the Company for the ensuing year. The Board views seven members as an appropriate number in order to maximize diversification of experience and geographic representation and to constitute adequately the various committees of the Board. Two of the members of the Board, Messrs. Heath and O’Sullivan, are full-time officers of the Company. Based on an assessment of each individual director’s relationship with the Company and with others having relationships with the Company, the Board has concluded that the other five directors of the Company are both outside and unrelated directors. In making its assessments, the Board has applied the TSX guidelines definition of an “unrelated director” as “a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding”.  The Board is responsible for the adoption of a strategic planning process and for succession planning, including appointing, training and monitoring senior management.

Committees of the Board

The Board has two committees, namely, the Audit Committee, which is composed exclusively of three unrelated directors, and the Corporate Governance Committee, which is composed exclusively of four unrelated directors.

The mandate of the Audit Committee is to make recommendations to the Board on all financial reporting matters, including: appointment of auditors; financials statements; quarterly and annual reports; and other financial reporting matters. This Committee is broadly responsible for ensuring that the Company’s management has designed and implemented an effective system of internal financial controls, including the assessment of risk, for reviewing and reporting on the integrity of the consolidated financial statements of the Company, for ensuring compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and the disclosure of material facts and for reviewing the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls and management reporting.

The mandate of the Corporate Governance Committee is to make recommendations to the Board on all corporate governance matters, including: nominations of directors; assessment and compensation of directors; appointments of officers; assessment and compensation of officers; share incentive plans; and other corporate governance matters.  The Corporate Governance Committee is broadly responsible for developing and monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders. It is also responsible for assessing directors’ performance on an ongoing basis and ensuring that there is in place an orientation and education program for new members of the Board.

The Board believes that the mandate and composition of the Corporate Governance Committee provides a structure and process that facilitates the Board functioning independently of management of the Company, even though the Chairman of the Board is not separate from management of the Company. On February 28, 2003, the Board of Directors created the position of Lead Director, which is held by a non-management director only. The mandate of the Lead Director is to enhance the corporate governance of the Company. This is achieved by ensuring the independence of the Board of Directors from Management, and by enhancing communication between the Board and Management through regular and direct contact between the Lead Director and the Chief Executive Officer. Where required, outside directors of the Company also have the opportunity to meet independently of directors who are members of management to provide a forum for discussion completely independent of management. The Board can authorize any individual director to engage an outside advisor at the Company’s expense in appropriate circumstances.

The Corporate Governance Committee is also responsible for recommending to the Board compensation policies and guidelines for application to the Company and its subsidiaries and for implementing and overseeing compensation policies approved by the Board. In addition, it is responsible for periodically reviewing the adequacy and form of the compensation of directors and for ensuring that the compensation realistically reflects the responsibilities and risks involved in being an effective director of the Company and for reporting and making recommendations to the Board accordingly.

Shareholder Feedback and Concerns

The Company maintains an active shareholder relations program.  This program is under the day-to-day direction of the Chairman and Chief Executive Officer. The program is designed to ensure that shareholder inquiries receive a prompt response either from the Chairman and Chief Executive Officer or an appropriate officer of the Company.

Decisions Requiring Board Approval

The Board operates by seeking the advice of and delegating powers, duties and responsibilities to committees of the Board, by delegating certain of its authorities to management and by reserving certain powers to itself. In addition to those matters which must by law be approved by the Board, the Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.

Expectations of Management

At least once annually, the Board reviews the Company’s strategic plan with senior management. Also, in addition to its comprehensive review of the performance of the Chief Executive Officer and the President, the Corporate Governance Committee conducts an assessment of the Company’s other senior officers. Within these processes the Board defines its expectations of management. Members of the senior management team report to the Board on a regular basis to review the Company’s financial and operational results and the Company’s progress in fulfilling its strategic goal and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shareholder Rights Plan

On February 21, 2003, the Board adopted, subject to regulatory and shareholder approvals, a shareholder rights protection plan (the “Rights Plan”) whereby the Company issued one right (a “Right”) for each Common Share of the Company which is outstanding and will issue one Right for each Common Share issued during the currency of the Rights Plan. The terms of the Rights Plan are set out in a Shareholder Rights Plan Agreement dated February 21, 2003 (the “Rights Agreement”) between the Company and Computershare Investor Services Inc. as rights agent.

While the Rights Plan became effective upon entering into the Rights Agreement, under the provisions of the Rights Agreement, the Rights terminate if the Rights Agreement is not confirmed, with or without variation, by the shareholders at the Annual General Meeting.  In adopting the Rights Plan, the Board considered the appropriateness of establishing a shareholder rights plan and concluded, for the reasons discussed below, that is was in the best interest of the Company and its shareholders to adopt the Rights Plan.  Accordingly, the Board recommends that shareholders confirm the Rights Agreement by voting in favour of the resolution to be submitted to the Annual General Meeting.

The Rights Plan is designed to ensure that all shareholders receive fair treatment in the event of a take-over bid for the Company. The Rights Plan is not intended to deter take-overs but will provide the board of directors of the Company and the shareholders with more time to fully consider any unsolicited take-over bid for the Company, and to allow the board of directors of the Company to pursue, if appropriate, other alternatives to maximize shareholder value. Without a shareholder rights protection plan, it would be possible for a bidder to acquire effective control of the Company, over a relatively short period of time, through open market or private purchases, using various techniques permitted under the securities legislation in Canada and, if applicable, the United States, without making a bid available to all shareholders. Shareholder rights protection plans are designed to prevent this occurrence. The Rights Plan will encourage an offeror to proceed by way of permitted bid (as defined below), which must be open for acceptance for at least 60 days, or approach the Board to negotiate a potential acquisition of control.

The Rights Plan does not alter the financial condition of the Company. The original issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable. The adoption of the Rights Plan will not release the board of directors of the Company from its duty to act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Rights Plan is designed to provide the board of directors of the Company with a means to negotiate with an offeror and sufficient time, where appropriate, to seek out and identify alternative transactions on behalf of the Company’s shareholders.

Shareholders will be asked at the Meeting to approve, ratify and confirm the Rights Plan, the full text of which is available upon request addressed to the Company, attention: Corporate Secretary. The Rights Plan was approved by the Toronto Stock Exchange on March 27, 2003.

The following is a summary of the principal terms of the Rights Plan.

General

The Rights were issued pursuant to the Rights Agreement between the Company and Computershare Trust Company of Canada as the rights agent. Each Right will entitle the holder to purchase from the Company one Common Share at a price of $100, subject to adjustments, at any time after the separation time (as defined below). However, if a flip-in event (as defined below) occurs, each Right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The Rights are not exercisable until the separation time.

Transfer of Rights

Until the separation time, the Rights will be evidenced by the outstanding certificates for Common Shares and the Rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the Rights will be mailed to shareholders and the separate Rights certificates will thereafter evidence the Rights.

Separation Time

The Rights will separate and trade apart from the Common Shares and become exercisable at the separation time. “Separation time” generally means the close of business on the eight trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing permitted bid, but under certain circumstances can mean the eighth trading day after a person becomes an acquiring person (as defined below).

Acquiring Person and Beneficial Ownership

An “acquiring person” is generally defined as a person who acquires beneficial ownership of 20% or more of the voting shares of any class. A person is considered to beneficially own shares owned indirectly through affiliates, shares which he has the right to acquire and shares owned by persons who are acting jointly or in concert with him. There are several exceptions, including exceptions in respect of investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Flip-in Event

A “flip-in event” will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each Right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two times the exercise price. However, any Rights beneficially owned by an acquiring person, or by any direct or indirect transferees of such person, will be void.

Permitted Bids

Permitted bids are exempted from the operation of the Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)

It is made to all holders of voting shares of the Company of a particular class and for all those voting shares;

(b)

No voting shares can be taken up and paid for before the close of business on a date not less than 60 days following the date of the take-over bid and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn;

(c)

Voting shares may be tendered at any time during such 60 day period and may be withdrawn until taken up and paid for;

(d)

If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days; and

(e)

The take-over bid is made on terms and conditions that comply with all applicable laws, regulations, rules, policy statements, cabinet directions or conditions of licence or franchise relating to changes of ownership or effective control of the Company or any of its subsidiaries.

The Rights Plan provides that the later of two or more permitted bids need not remain open longer than the first of those bids.

Exchange Option

Under certain circumstances, the Board can, on exercise of a Right and payment of the exercise price, issue other securities or assets of the Company having a value equal to twice the applicable exercise price in lieu of Common Shares. The Board can also determine to issue in exchange for the Rights, but without payment of the exercise price, Common Shares (or other securities or assets of the Company) having a value equal to the value of the Right.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving its share capital which would otherwise have a dilutive effective.

Redemption

At any time before the occurrence of a flip-in event, the board of directors of the Company may elect to redeem the Rights in whole at a redemption price of $0.00001 per Right.

Waiver

The Board may waive the application of the Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence. Such waiver would be conditional upon such person having, within 10 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The Board may also, until a flip-in event has occurred, waive the application of the rights Plan to any particular flip-in event, but in that event, the Board must waive the application of the Rights Plan to any other flip-in event occurring by reason of any take-over bid made by means of a take-over bid circular (a) prior to the granting of such a waiver, or (b) thereafter and prior to the expiry of any other take-over bid then in existence (including those take-over bids for which a waiver has been granted).

Amendments

The Board may amend the Rights Plan to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of any change in any applicable legislation. Other amendments can only be made with the approval of the shareholders of the company or, after the separation time, the holders of the Rights. Any supplements or amendments to the Rights Plan will require the prior written consent of any stock exchange on which securities of the Company may be listed and posted for trading.

Term

The Rights Plan will expire on February 21, 2008, the fifth anniversary of the Rights Plan, unless earlier terminated pursuant to the Rights Plan. At the first annual meeting of shareholder of the Company following the fourth anniversary of the Rights Plan on February 21, 2007, assuming that the Rights Plan has not terminated earlier, the Board may seek shareholder approval to extend the expiration date of the Rights Plan for a further five years to February 21, 2013.

The text of the proposed resolution to approve, ratify and confirm the Rights Plan is as follows:

“RESOLVED THAT the Shareholder Rights Plan, as set forth in the Company’s Information Circular dated May 7, 2003, be and it is hereby approved, ratified and confirmed.”

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

DATED as of the 7th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark A. Stephens”

MARK A. STEPHENS

Chief Financial Officer

and Corporate Secretary

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

TRIANT TECHNOLOGIES INC.

(Signed) Mark Stephens___________________

Chief Financial Officer and Corporate Secretary

Date:  March 25, 2004